SIROCCO
ENERGY

Wind turbine

1,200
Pre-orders

$80M
Expected Revenue

INVEST IN **SIROCCO ENERGY**

Efficient urban wind turbine. Save up to 82% on electricity costs.

LEAD INVESTOR



Peak Capital Partners Fund

Our fund invested in Sirocco Energy $1,000,000. Sirocco's team developed a truly novel and disruptive technology that revolutionizes the wind energy generation. They fully patented their technology that allows to generate twice as much energy as classical wind turbines. We believe the future energy sources should be renewable to benefit our planet and future generations. We urge everyone to join Sirocco Energy and help our planet to get greener!

Invested $1,000,000 this round

siroccoenergy.com   Palo Alto CA | Hardware | Climate Change | Energy |

Highlights

1. Affordable, customizable, low noise turbine fit for urban & suburban use

2. Successfully developed & patented technology after 6 years of R&D

3. Twice as much energy as classical wind turbines of the same capacity

4. 1200+ pre-orders valued at $80 million of potential revenue

5. Over $1 million previously raised

6. $144 billion market opportunity

7. Wide applicability: commercial real estate, residential housing, EV charging stations

8. Received funding & accolades from European Bank for Reconstruction and Development (EBRD)

Our Team



Taras Vodyanyy CEO

Serial entrepreneur. 13 years of experience in management, marketing and sales. Founder of the marketing agency TAK.

We want to breathe clean air and drink clean water, we want our kids to live long and be healthy. It's impossible if we won't care about our resources, our nature. The transition to renewables will happen, it's obvious. The question is who will drive it? We want to change the urban landscape. Join us and let's make it green.



Anna Pryimak COO



Organizational psychologist with 11 years of management experience. Co-Founder of the hardware startup incubator DIY LAB.



Oleksandr Pryjmak CTO

Highly experienced engineer and inventor with the wide expertise in fields from mechanical engineering to aerodynamics.

Pitch

Novel wind generation for the urban environment

Sirocco Wind Turbine is a novel and efficient wind generator for urban energy production. With a granted patent in Europe, and over $1 million previously raised - we are now patent-pending in the USA and have secured 1,200+ pre-orders with an estimated potential revenue of $80 million.

Forward-looking projections are not guaranteed.





Sirocco Energy Turbines aim to make clean energy safe, affordable, and easy to use for all.



Product Summary

LOW NOISE	**41dB** Sound Level	**50%** Aerodynamic Efficiency
LITTLE VIBRATION	**0.9mm/s** Max Vibration	**4 cents** per kWh
AFFORDABLE	**60μm** Max Displacement	**safe for birds**
CUSTOMIZABLE	**3m/s** Cut-in Wind Speed	**55 m/s** Cut-out Wind Speed

Designed for urban and suburban areas alike - we're offering the market a new type of wind generator. A key feature being the ability to be installed near *people*, not out in the middle of nowhere.



 

That means our solution is not only accessible, but it's also efficient, affordable, customizable, and quiet - solving a range of problems for:

Efficient, affordable, customizable and quiet

Solving a range of problems for

Availability of the renewable energy in cities	High-energy prices
Costs of energy transmission	Inefficient small wind turbines

The Problem & Our Solution

Cities consume 78% of the world's resources, generating 60% of greenhouse gasses

In our view, current energy-saving solutions tend to be challenging in cities because of high noise and vibration levels.

Sirocco Wind Turbine generates **twice as much energy** as a classical wind turbine of the same capacity, at a typical wind speed of urban locations, and up to **30%** more energy at nominal wind speed.



2x as much energy



30% more energy
at nominal wind speed

Efficiency in real conditions



4 kW
3 kW
2 kW
1 kW
SIROCCO
WIND TURBINE
2300W
1050W
CLASICAL
WIND TURBINE
5 m/s
10 m/s
15 m/s

Our 10 kW model requires 3.5 times less space than traditional wind turbines of the same power capacity. The efficiency of space utilization will only grow with capacity increase and can reach up to 10 times difference. This means that we can fit 10 times more wind generators on a given piece of land compared to the traditional models.





D=6m
D=2.4m





Unlike typical generators, our wind turbine has not a rotational, but linear motion - similar to how birds' wings move while flying. Sirocco Wind Turbine is equipped with a wind tracking system, which ensures maximum generation efficiency at every moment. During the storm winds, the turbine stops in a position parallel to the wind direction - making it safe for both people and the mechanism itself.







With innovative shape - Sirocco has managed to achieve a lower price per nominal power output compared to other wind generators.



That's because...

Few small generators are cheaper to produce than typical large ones





Business model
Leasing & Purchasing Turbines

We mean it when we say we prioritize accessibility.

Our business model is based on turbine leasing, allowing customers to easily start using Sirocco Wind Turbines without an initial investment. This model also creates a stable revenue stream for Sirocco Energy.

COMMERCIAL	EV CHARGING STATIONS	RESIDENCIAL
580K Factories	**114K** Stations	**132M** Units
620MW average annual electricity consumption of a factory	**120MW** average annual electricity consumption of a station	**11MW** average annual electricity consumption of a house
$4,100 Monthly lease payment	**$799** Monthly lease payment	**$72** Monthly lease payment

The Market & Our Traction
There's a huge need for clean energy solutions

Global energy investments reached $2.4 trillion in 2022, with the anticipated rise coming mainly in clean energy (source).



The global small wind power market was estimated at $7.4 billion in 2020, and is expected to hit $17.1 billion by 2030 (source). This level of growth is expected without factoring in the effect of our product entering the mass market (source).

50 Billion Yearly Market Opportunity

	Factories	Monthly Lease		
Revenue from the factories:	580K x	$4,100 x	12M =	29BLN

	Stations	Monthly Lease		
Revenue from the stations:	114K x	$945 x	12M =	1BLN

	Houses	Monthly Lease		
Revenue from the houses:	132M x	$72 x	12M =	114BLN

Forward-looking projections are not guaranteed.

Our Team and History



We have spent more than 6 years on R&D and performed extensive testing of our patented technology. We received funding from the EBRD and successfully raised more than $1 million from the high profile investors. We managed to achieve solid traction and received more than 1,200 pre-orders of our wind turbine (estimated $80 million in revenue).



Our team of 12 hails from the backgrounds in marketing, engineering, aerodynamics, and hardware development - collectively making up 183 years of professional experience.







Why Invest
Renewable energy is the future

We believe the global energy crisis will only progress, and so are the investments in the clean energy.



80% more affordable
than average electricity
provider we've found



provider, we've found

With this capital raise, we will focus on production expansion of our wind turbines, aiming to become an energy distributor. Our price per kW leasing model is already 80% more affordable than the average electricity provider.

When looking to the future, the renewable energy sector and urban energy production landscapes are shifting. In 2022 alone Con Edison Clean Energy Businesses was acquired by RWE Renewables Americas for $6.8 billion, and Archaea Energy Inc was acquired by BP for $4.1 billion (source).



Help us provide companies and households with affordable cleantech solution, and offer them energy independedence

We believe we're at the beginning of a potentially huge energy crisis, where companies and households need new affordable solutions, and energy independence. Invest in Sirocco, and invest in efficient, affordable energy for the future!

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Invest to the future of clean energy!